EXHIBIT 99.1

PRESS RELEASE

Loncor Resources Form 20-F Filed on Edgar;
Annual Financials Filed on Sedar

Toronto, Canada – April 1, 2013 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") announces that an annual report on Form 20-F has been filed by the Company with the U.S. Securities and Exchange Commission, which report includes the Company’s 2012 annual audited consolidated financial statements and related management’s discussion and analysis.  This report is available for viewing and retrieval through Edgar at www.sec.gov.

The Company’s 2012 annual audited consolidated financial statements and related management’s discussion and analysis, as well as the Form 20-F report, have also been filed by the Company with the applicable Canadian securities regulatory bodies.  These filings are available for viewing and retrieval through Sedar at www.sedar.com.

The Company’s annual filings are also available on the Company’s website at www.loncor.com.   Hard copies of the Company’s annual audited consolidated financial statements are available, free of charge, to shareholders upon written request to info@loncor.com.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration. Loncor also owns or controls 53 exploration permits in North Kivu province, covering 14,344 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets at Ngayu as well as covering the greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com or contact:

Peter N. Cowley, President and Chief Executive Officer, T: + 44 (0) 790 454 0856
or
Arnold T. Kondrat, Executive Vice President, T: 1 (416) 366-2221 or 1 (800) 714-7938
or
Naomi Nemeth, Investor Relations, T:  1 (416) 366-9189, or 1 (800) 714-7938, Ext. 2802, info@loncor.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.